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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                           --------------------------

                                   FORM 11-K

                           --------------------------

/x/ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)


For the Fiscal Year Ended December 31, 1997

                                       OR

/ / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from                                   to

Commission file number 33-

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                Cox Radio, Inc.
                          Employee Stock Purchase Plan


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Cox Radio, Inc.
                             1400 Lake Hearn Drive
                            Atlanta, Georgia  30319

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
ITEMS 1 AND 2

FINANCIAL STATEMENTS


                                                                                       Page Number
                                                                                      In This Report
                                                                                      --------------
         Independent Auditors, Report                                                         4

         Statement of Net Assets Available for Benefits
                 December 31, 1997                                                            5

         Statement of Changes in Net Assets Available for
                 Benefits for the period July 1, 1997 (Inception)                             6
                 to December 31, 1997

         Notes to Financial Statements                                                        7


EXHIBIT

         Consent of Deloitte & Touche LLP                                                     9





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                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

                                             COX RADIO, INC.
                                             EMPLOYEE STOCK PURCHASE PLAN


                                             By:/s/ Andrew A. Merdek
                                                -----------------------------
                                                  Andrew A. Merdek

                                                   COX RADIO, INC.
                                                   Corporate Secretary

Dated:  March 26, 1998





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INDEPENDENT AUDITORS' REPORT


Sponsor and Participants
Cox Radio, Inc.
Employee Stock Purchase Plan:


We have audited the accompanying statement of net assets available for benefits of the Cox Radio, Inc. Employee Stock Purchase Plan (the "Plan") as of December 31, 1997 and the related statement of changes in net assets available for benefits for the period July 1, 1997 (Inception) to December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and the changes in net assets available for benefits for the period July 1, 1997 (Inception) to December 31, 1997 in conformity with generally accepted accounting principles.


/s/Deloitte & Touche LLP
------------------------
DELOITTE & TOUCHE LLP
Atlanta, Georgia

February 27, 1998



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COX RADIO, INC.
EMPLOYEE STOCK PURCHASE PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997
-------------------------------------------------------------------------------

ASSET

Receivable from Plan Sponsor                                                                         $     746,814


LIABILITY

Distribution due to Plan participants                                                                     (746,814)
                                                                                                     --------------

      Net assets                                                                                     $        -
                                                                                                     ==============



See notes to financial statements.





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COX RADIO, INC.
EMPLOYEE STOCK PURCHASE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
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
                                                                                                    PERIOD FROM
                                                                                                   JULY 1, 1997
                                                                                                  (INCEPTION) TO
                                                                                                   DECEMBER 31,
                                                                                                       1997
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Employee contributions                                                                          $    754,686


DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Withdrawals from Plan                                                                                 (7,872)
  Distributions due to active Plan participants                                                       (746,814)
                                                                                                 ---------------


CHANGE IN NET ASSETS                                                                                     -


NET ASSETS:
  Beginning of period                                                                                    -
                                                                                                 ---------------


  End of period                                                                                   $      -
                                                                                                  ==============



See notes to financial statements.





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COX RADIO, INC.
EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1997 AND FOR THE PERIOD
JULY 1, 1997 (INCEPTION) TO DECEMBER 31, 1997
-------------------------------------------------------------------------------

1.    DESCRIPTION OF PLAN

      The Cox Radio, Inc. Employee Stock Purchase Plan (the "Plan") is a self-funded contributory stock purchase plan which provides employees the option to purchase stock at a discounted price.

      General - The Plan was adopted by Cox Radio, Inc. (the "Plan Sponsor") during 1997 to allow eligible employees to purchase Plan Sponsor stock (up to 350,000 shares in the aggregate) at a discounted price. Any regular employee of the Plan Sponsor who was employed by the Plan Sponsor and its subsidiary corporations as of December 1, 1996 is eligible to participate in the Plan. For this purpose, employment service with NewCity Communications, Inc. and its subsidiary corporations is counted under the Plan as employment with the Plan Sponsor. A "regular employee" means any employee regularly scheduled to work at least 20 hours per week, including any such person on an authorized leave of absence. The purchase price was determined as 85% of the average price of the Plan Sponsor stock on May 1, 1997, which equaled $17.37. Employees subscribed to a total of 186,118 shares which were converted to a dollar equivalent and are being withheld from employees' paychecks from July 1, 1997 to July 31, 1999. Unless an employee has previously withdrawn from the Plan, shares will be purchased on July 31, 1999 based on contributions to date. Employee payroll deductions under the Plan are commingled with the general amounts of the Plan Sponsor and are subject to the general creditors of the Plan Sponsor.

      Contributions - Participants' contributions are limited to $25,000 during the purchase period from July 1, 1997 to July 31, 1999. Contributions are primarily made through automatic payroll deductions.

      Distributions - Upon written request, participants may withdraw their total contributions or reduce their contributions prospectively. Distributions may be made in either cash or stock, with cash payments for any fractional shares. These two options are also available to an individual whose employment terminates due to death or retirement.

      Administrative Expenses - The Management Committee of the Board of Directors administers the Plan. The expenses of administering the Plan are paid by the Plan Sponsor.

      Vesting and Termination - At all times, each Plan participant has a fully vested, nonforfeitable right to his or her contributions to the Plan.

      The Plan may be terminated by the Board of Directors of the Plan Sponsor at any time. Upon such termination, shares of common stock will be issued to employees as if the Plan were terminated at July 31, 1999.





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2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The financial statements are presented on the accrual basis of accounting. The receivable from the Plan Sponsor represents accumulated payroll deductions less amounts disbursed for withdrawals.

3.    INCOME TAXES

      It is intended that the right to purchase shares of common stock under the Plan shall constitute an option granted by the Plan Sponsor pursuant to an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code, and that such shares, for tax purposes, shall be treated in accordance with the provisions thereof.

      An employee is not considered to have income for federal income tax purposes from the granting of a right to purchase shares. Amounts deducted from an employee's pay do not reduce the amount of his or her income for tax purposes.





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